November 26, 2021

VIA EDGAR

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Eiko Yaoita Pyles
        Andrew Blume

   Re:     Brown-Forman Corporation
Form 10-K for the Fiscal Year Ended April 30, 2021
Filed June 21, 2021
File No. 001-00123

Ladies and Gentlemen,

Brown-Forman Corporation (the “Company”) acknowledges receipt of the letter dated November 18, 2021 (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above referenced filing.

As discussed on the telephone on November 23, 2021, the Company is working to respond to the Comment Letter. However, the Company will require additional time to consider and respond to the Staff’s comment due to the holiday week and the imminent due date for the filing of our Form 10-Q. Accordingly, the Company respectfully requests an extension of ten business days to respond to the Comment Letter, such that the Company would respond on or before December 17, 2021.

The Company is grateful for the Staff’s accommodation in this matter. If you have any questions or require any additional information, please contact me at 502-774-7287 or via e-mail at Leanne_Cunningham@B-F.com.

Sincerely,

/s/ Leanne Cunningham

Leanne Cunningham
Senior Vice President,
Chief Financial Officer

cc: Kelli Nelson Brown, Senior Vice President and Chief Accounting Officer
      Jaileah X. Huddleston, Vice President, Associate General Counsel and Corporate Secretary

BROWN-FORMAN CORPORATION 850 DIXIE HIGHWAY, LOUISVILLE, KY 40210 WWW.BROWN-FORMAN.COM